MEDICAL ALARM CONCEPTS HOLDINGS, INC.

200 West Church Road, Suite B, Kind of Prussia, PA 19406

Phone Number: (877) 639-2929

Fax Number: (610) 872-9066

March 26, 2015

VIA EDGAR SUBMISSION AND VIA ELECTRONIC MAIL TO MASTRIANNAW@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: William Mastrianna

Re:  Letter dated March 16, 2015 from Mr. Larry Spirgel, Assistant Director

Medical Alarm Concepts Holding, Inc., a Nevada corporation (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2014 (the “10-K”)

Filed November 3, 2014

Form 10-Q for the Fiscal Quarter Ended December 31, 2014 (the “10-Q”)

Filed February 17, 2015

File No. 333-153290

Dear Mr. Mastrianna:

We are in receipt of your letter, dated March 16, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filings of the Company with the Securities and Exchange Commission (the “SEC”), and have reviewed the comments of the SEC Staff in the SEC Comment Letter.

I am writing to advise you that the management of the Company is working with the Company’s attorneys and the accountants to draft the necessary responses and address the issue raised in the SEC Comment Letter.  Since the SEC has asked for expansion of the Description of Business in the 10-K we are in need of a small amount of additional time beyond the requested response date in order to collect and describe the requested information.  The Company is in the process of preparing an amended 10-K for the Fiscal Year Ended June 30, 2014 (the “Amended 10-K”) and an amended 10-Q for the Fiscal Quarter Ended December 31, 2014 (the “Amended 10-Q”), marked to show changes, for your review.  Our goal would be to get our responses to the SEC Comment Letter, the Amended 10-K and Amended 10-Q to you on or before April 10, 2015.

Please also be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission
March 26, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

MEDICAL ALARM CONCEPTS HOLDING, INC.

/s/ Ronald Adams
Ronald Adams
CEO

cc:	Willa Qian, Esq. Alan S. Gutterman, Esq.